UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-29884

CUSIP NUMBER M41204 104

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2016

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eviation Aircraft Ltd.

Full Name of Registrant

R.V.B. Holdings Ltd.

Former Name if Applicable

1 Ha’Ofeh Street,

Address of Principal Executive Office (Street and Number)

Kadima-Tzoran, 6092000, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eviation Aircraft Ltd. (the “Company”) could not file its Annual Report on Form 20-F for the year ended December 31, 2016, (the “2016 Form 20-F”) by the prescribed due date of May 1, 2017 for the reasons specified below.

On February 2, 2016, following meetings held of the Company's shareholders and creditors, the Tel-Aviv District Court (the “Court”) approved a plan of liquidation (“Plan of Liquidation”) for the Company that included the issuance to unrelated third parties and shareholders of the Company of 9,990,000 ordinary shares of the Company, representing 99.9% of the issued and outstanding share capital of the Company. Subsequent thereto, the board of directors of the Company identified a new business direction to pursue in the area of aviation transportation via light electrically operated passenger aircraft (the “Aircraft”). In furtherance thereof, on May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.” for the purpose of developing and commercializing its new business focus. On July 17, 2016, the principal shareholder assigned or otherwise transferred to the subsidiary all rights that each had or entered into relating to the new business focus of light aircraft aviation technology. The Company’s legacy business of waste management as at December 31, 2015 has been discontinued.

In light of the above, there were unanticipated delays in collating and preparing all of the information required to complete the financial statements for the year ended December 31, 2016 and the corresponding accounting treatment in connection with transactions entered into by the Company in the start-up of its new business. Accordingly, the Company’s 2016 Form 20-F could not be filed by the prescribed due date of May 1, 2017 without unreasonable expense or effort because the Company had not yet finalized  the accounting treatment of transactions that transpired during the year. Management is working diligently to complete the financial statements, and the Company currently anticipates that it will file the 2016 Form 20-F as soon as practicable and no later than May 16, 2017.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

(1)	Liza Ohayon	+972	8-9137900
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s legacy operations in waste disposal management in existence as of December 31, 2015 has been discontinued and have been recorded as discontinued operation in Company’s financial statements. The Company’s financial statements for the year ended 2015 reflected its liquidation. As noted above, the Company embarked on its new business focus in 2016.

For the year ended December 31, 2016, the Company anticipates that it will record no revenues and a net loss of approximately $ 2 million The net loss is primarily attributable to research and developments related expenses incurred during 2016 in respect of the design and development of a model of the Aircraft .

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Company's financial results for the year ended December 31, 2016. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Company's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements

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Eviation Aircraft Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2017	/S/ Omer Bar Yohay
Name: Omer Bar Yohay
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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